Exhibit 17

October 27, 2011

The Board of Directors of

Green Endeavors, Inc.

59 West 100 South

Salt Lake City, Utah 84101

Dear Mr. Surber,

I Richard G. Clegg, hereby resign as Chief Financial Officer and Director of Green Endeavors, Inc. effective immediately.

I have appreciated the opportunity to work with the company and its personnel in this capacity. I wish to express my willingness to assist in making this a smooth transition for the company in the upcoming weeks as you find a suitable replacement.

My last working day will be Wednesday November 9, 2011. After my departure, feel free to contact me if there is anything that I can help with.

Sincerely,

/s/ Richard G. Clegg